Nuveen Funds

Code of Ethics for the Independent Trustees

I.	Summary

a.	Purpose

The purpose of this Code is to help to ensure that the Independent Directors/Trustees (“Trustees”) of the Nuveen Funds place the interests of the Nuveen Funds and their shareholders ahead of the Trustees’ own personal interests. This Code has been adopted in recognition of Nuveen’s and the Trustees’ fiduciary obligations to Nuveen Fund shareholders and in accordance with various provisions of Rule 17j-1 under the Investment Company Act of 1940.

b.	Important to understand

The securities industry is highly regulated and its participants are expected to adhere to high standards of behavior, including in their personal trading. A violation of the Code can have an adverse effect on you, your fellow Trustees, and Nuveen, as well as the Funds and their shareholders. The Code does not address every ethical issue that might arise.

It is important for Trustees to be sensitive to investments that may compromise your independence, directly or indirectly. The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer such as a regulator. If you have any doubt after consulting the Code, contact Legal or Compliance.

For purposes of this Policy, the obligations and requirements for Independent Trustees also covers the Independent Trustee’s Household Members (as defined herein) and covers any account for which the Independent Trustee or Household Member has Beneficial Ownership (also as defined herein).

c.	Terms with Special Meanings

i.

Beneficial Ownership: Any interest by which you or any Household Member – directly or indirectly – derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

You have Beneficial Ownership of securities held in accounts in your own name, or any Household Member’s name, and in all other accounts over which you or any Household Member exercise or may exercise investment decision-making powers, or other influence or control, including trust, partnership, estate, and corporate accounts or other joint ownership or pooling arrangements.

ii.	Code. This Code of Ethics.

iii.

Household Member: Any of the following who reside, or are expected to reside for at least 90 days a year, in the same household as an Independent Trustee: Spouse or Domestic Partner, Sibling, Child, Stepchild, Grandchild, Parent, Stepparent, Grandparent, In-laws (mother, father, son, daughter, brother, sister).

iv.

Inside Information: Inside information is information that is both material and non-public. Information is material if: (1) a reasonable investor would likely consider it important when making an investment decision; and (2) public release of the information would likely affect the price of a security. Information is non-public if it has not been distributed through a widely used public medium such as a press release or a report, filing or other periodic communication.

v.	Nuveen: Nuveen, LLC. and all of its direct or indirect subsidiaries.

vi.	Nuveen Fund: Any Nuveen-sponsored open-end fund, closed-end fund, or exchange traded fund (respectively, “OEF,” “CEF,” and “ETF”)

vii.	NFAL: Nuveen Fund Advisors, LLC

viii.

Trustee: Any director or trustee of a Nuveen Fund advised by NFAL who is not an “interested person” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940. Any Interested Trustee is covered by the applicable Nuveen Code of Ethics along with other Nuveen employees.

II.	Restrictions and requirements

a.

Do not purchase or sell common or preferred shares of any Nuveen CEF without prior approval from Nuveen Legal. The procedures are found in the Director Handbook located in the board’s online portal at https://nuveen.boardvantage.com under the “Resources” folder.

b.	Do not purchase and sell or sell and purchase a Nuveen CEF within 6 months at a profit.

c.

Do not purchase or sell any securities if you know at the time of the proposed transaction that a Nuveen Fund has purchased or sold the same securities within the past 15 days, or is considering purchasing or selling the same securities within the next 15 days. This is the “15 day window.”

d.	Avoid conflicts of interest. This applies not only to actual conflicts of interest, but also to any situation that might appear to an outside observer to be improper or a breach of fiduciary duty.

e.	Keep confidential information regarding the Nuveen Funds, including information regarding securities held in or under consideration for a Nuveen Fund, confidential.

f.	Comply with trading restrictions found in the prospectuses for the Nuveen Funds. This includes restrictions on frequent trading in shares of any Nuveen OEF.

g.	Never do anything indirectly that, if done directly, would violate the Code. Such actions will be considered the equivalent of direct Code violations.

h.	Promptly alert Compliance of any actual or suspected wrongdoing.

III.	Actions to Take

a.	When you become an Independent Trustee: Sign an acknowledgement that you have received this Code.

b.	If you want to trade in a security within the 15-day window (described above)

i.	Contact Legal to pre-clear your trade.

ii.	Submit a quarterly transaction report to Compliance within 30 days after the end of the quarter in which the transaction takes place.

c.	If you want to trade in common or preferred shares of any Nuveen CEF

i.	Contact Legal to pre-clear your trade.

ii.	After you have purchased or sold the shares, immediately notify Legal and Compliance of the number of shares and the price.

d.	Section 16 – CEF Insider Requirements

i.

Reporting Requirements – Section 16 of the Securities Exchange Act required officers and directors of certain publicly-traded companies to report promptly to the SEC their trades in the company of which they are an “insider.” As an Independent Trustee, you are considered an “insider” of the Nuveen CEFs and must report your trades in Nuveen CEF shares. Please also see III.c.ii. above.

ii.

Short Swing Profit Prohibition – Section 16 insiders are also subject to a ban on short-swing profits from sales of shares of the company. This means that you may not profit from any purchase and any sale of Nuveen CEF shares within 6 months of each other. You must surrender to the Nuveen CEF in question any profits from such trades. This extends to options or other transactions that may have the same effect as a purchase or sale. Please also see II.b. above.

e.	During the year: Acknowledge receipt of any material amendments to the Code. Your approval of such changes may serve as the acknowledgment.

IV. Administration of this Code

a.	Training: A Nuveen representative will review this Code with you when you join the Board.

b.

Exceptions: The Code exists to ensure that Trustees place the interests of the Nuveen Funds and shareholders ahead of Trustee’s own personal interests. No exceptions that would violate that principle will be granted.

c.

Reporting and enforcement: Compliance will alert the Nuveen Fund Board to any known violations of this Code. The Nuveen Fund Board shall determine what action is appropriate for any breach of the provisions of this Code by a Trustee.

V.	Responsible Parties

Fund Board Relations

Legal

Compliance (Fund and Ethics Office)

Effective: January 1, 2013

Amended: May 23, 2019

Appendix

Policy Governance

Approval Date: See Policy

Approver: NFAL Compliance Committee

Review Date: 4/30/19

Effective Date: See Policy

Policy Leader: Fund Compliance

Policy Owner: See Responsible Party Section of Policy

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